Exhibit 99.1

The9 Establishes Joint Venture to Focus on Mobile Game Operation and Distribution in China’s Sinking Market

Joint Venture Partner Committed Annual Profit of RMB80 Million and 50% Annual Growth

Shanghai, China, February 21, 2025 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. signed a Joint Venture agreement (hereinafter referred to as the "Agreement") with Chengdu Qing Cheng Network Science and Technology Co., Ltd. (hereinafter referred to as "Qing Cheng"), a leading mobile game operation and distribution company focusing on serving gamers in China’s sinking market.

The9 will hold a 51% stake and Qing Cheng will hold a 49% stake in the Joint Venture. The Joint Venture will become The9's flagship subsidiary to operate and distribute mobile games in the China’s sinking market.

Qing Cheng committed that it will utilize its monopolistic and unique distribution channel advantages in the sinking markets to operate different mobile games for the Joint Venture. It will also utilize its strategic game development partners to ensure the Joint Venture will get continuous supply of high-quality games suitable to the lower-tier markets. Qing Cheng committed to The9 that the Joint Venture will have an annual profit of more than RMB80 million (approximately US$11 million) in 2025, with profit increasing by at least 50% annually in 2026 and 2027. All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners.

The9 granted Qing Cheng The9 110,232,600 restricted shares (equivalent to 367,442 ADSs). These restricted shares will be unlocked in stages according to the actual achievement of the Joint Venture's 2025 profit as committed by Qing Cheng. If 2025 profit guarantee is achieved, The9 will grant Qing Cheng the second batch of restricted shares according to this mechanism. If the 2026 profit guarantee is achieved, The9 will grant Qing Cheng the third batch of restricted shares according to this mechanism.

“According to the QuestMobile 2024 Sinking Market Insight Report, as 5G and mobile Internet applications continue to explode in China, the number of users in lower-tier markets, including third-tier and lower-tier cities, continues to grow. The number of mobile Internet users reached 647 million, accounting for 52.6% of the entire mobile Internet market in China. Our cooperation with Qing Cheng will definitely bring our mobile game operation and distribution businesses in China’s sinking market to the next level,” said George Lai, Executive Director and CFO of The9.

“We have established a unique network covering third-tier and lower-tier cities through in-depth layout of offline distribution channels and designated gaming KOLs. Such sinking market channel advantage enables us to dominate the sinking market and form a competitive barrier that is difficult to replicate. We are using e-commerce way like "RMB10 billion subsidy" to regularly launch in-game discounts, points rewards and other activities to enhance gamers participation and loyalty in China’s sinking market. The only difference with e-commerce is that our incentive is virtual which does not increase our actual cost. We are committed to bring our Joint Venture with The9 to become a benchmark company in the field of mobile game operation and distribution in China's lower-tier markets by continuously thinking from gamers’ perspective, optimizing our business model and expanding our market share. We aim to become the "Pinduoduo of mobile gaming industry," said Peng Cheng Bin, CEO of Qing Cheng.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company and is engaged in online games operation and Bitcoin mining business.

About Chengdu Qing Cheng Network Science and Technology Co., Ltd.

Chengdu Qing Cheng Network Science and Technology Co., Ltd. (Qing Cheng) is a leading mobile game operation and distribution company focusing on serving gamers in the sinking markets in China. Since the establishment of business in 2020, the cumulative registered users of Qing Cheng and its affiliate have reached 88.7 million, with MAU of 5.9 million and DAU of 0.6 million. The cumulative user payment has amounted to RMB4.4billion.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com